------                                              ---------------------------
FORM 4                                                     OMB APPROVAL
------                                              ---------------------------
/ / Check this box if no                            OMB Number:   3235-0287
    longer subject to                               Expires: April 30, 1997
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticket or Trading Symbol   6. Relationship of Reporting Person(s)
  Thurman          William       Gentry          Zymetx, Inc. "ZMTX"                            to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
  6488 Avondale Dr. #316                          Person (voluntary)           8/98             ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
  Oklahoma City      OK              73116          ###-##-####              Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                                                                                  6,250             I    William &
[no transaction for the period                                                                                       Gabrielle
 of this report]                                                                                                     Thurman Living
                                                                                                                     Trust
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 2
                                                                                                                     SEC 1474 (7-96)

                                                                                                           (Print or Type Responses)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Non-Qualified Stock Options  $4.94       8/18/98       A      25,000       8/18/99 (1) 9/18/08    Common Stock  25,000       (2)
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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    25,000                    D                             N/A
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Explanation of Responses:

  (1) Vest at a rate of 33 1/3% per year on August 18, 1999, August 18, 2000 and
      August 18, 2001.
  (2) Issued under the Zymetx, Inc. Stock Option Plan in consideration of Mr.
      Shimasaki's services as a key employee of the Issuer.

                                                                                         /s/ DAVID E. RAINBOLT       9/10/98
                                                                                         -------------------------------------------
                                                                                         **Signature of Reporter     (Date)

Note. File three copies of this Form, one of which must be manually signed.                                          Page 2 of 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-96)
